Exhibit 99.1

Fiverr Acquires Freelance Management Platform Stoke Talent

Acquisition expected to allow Fiverr to provide a holistic solution that will seamlessly integrate into business workflows in order to manage both online and offline freelance talent

New York, NY – November 2, 2021 – Fiverr International Ltd. (NYSE: FVRR), the company that is changing how the world works together, announced today the acquisition of Stoke Talent, an intuitive all-in-one solution to help companies manage their work with freelance talent, for $95 million. This includes tools to onboard, pay, track budgets and more. With Stoke's product suite, Fiverr is looking to add more value to larger businesses and integrate with existing corporate workflows.

“The Stoke acquisition made complete sense on multiple levels,” said Micha Kaufman, Founder and CEO of Fiverr. “It supports Fiverr’s move upmarket and allows us to engage with much larger customers; It allows Fiverr to offer software solutions to businesses that already have freelancers that they work with and now can manage them easily; It allows Fiverr to pair its marketplace talent with large customers that need access to freelancers they still do not yet have a relationship with; It gives Fiverr access to the offline freelancing market that is still orders of magnitude larger than online freelancing; and finally, Stoke is a fast-growing best-in-class product with an incredible team behind it that we are delighted to add to our family.”

Stoke Talent was founded by Shahar Erez and Hilik Paz with the goal of making it easier for businesses to leverage freelance talent. Stoke gives companies the ability to build their own talent directory for both online and offline talent, track budget and milestone completions and provides solutions for tax, legal and workforce classification compliance. Joining Fiverr significantly expands the company’s capabilities, from freelancer management to talent sourcing and matching while accelerating and expanding its go-to-market strategy and pace. The company has almost 30 full-time employees and is headquartered in Tel Aviv.

“We share Fiverr’s vision that freelance talent can help propel companies to new heights, both from a productivity and agility standpoint,” said Shahar Erez, Co-founder and CEO at Stoke Talent. “This is an amazing opportunity to continue doing what we love to do, but on a much larger and broader scale. Together with Fiverr, we have the ability to build an ecosystem where businesses can implement a multi-channel freelancer strategy, and provide tools for them to efficiently manage not only freelancer engagement on Fiverr's marketplace, but those off Fiverr's marketplace as well. There are meaningful synergies between the two companies and we’re excited for what the future holds.”

Stoke Talent’s current offerings will remain independently operated. At the same time, the two companies will work together to unlock the synergy between Fiverr's suite of B2B products, including Fiverr Business, and Stoke’s freelance management platform.

About Fiverr
Fiverr’s mission is to change how the world works together. Since 2010, the Fiverr platform has been at the forefront of the future of work connecting businesses of all sizes with skilled freelancers offering digital services in more than 500 categories, across 9 verticals including graphic design, digital marketing, programming, video and animation. In the twelve months ended June 30, 2021, 4.0 million customers bought a wide range of services from freelancers across more than 160 countries. We invite you to become part of the future of work by visiting us at fiverr.com, read our blog and follow us on Facebook, Twitter and Instagram.

Forward-Looking Statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the acquisition of Stoke Talent Ltd., including the anticipated integration of the acquired business and potential benefits and related synergies of the acquisition, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: our ability to successfully execute future acquisitions or efficiently manage any acquired business; and the other important factors discussed under the caption “Risk Factors” in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 18, 2021, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Media Contact
Siobhan Aalders
Abby Forman
press@fiverr.com